Exhibit 99.2

PROXY
RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 23, 2013

The undersigned shareholder of RRsat Global Communications Network Ltd. (the "Company") hereby appoints SHLOMO SHAMIR and AVI COHEN and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Company's Extraordinary General Meeting of Shareholders to be held at the Company's offices at RRsat Building, Negev Street, Airport City 70100, Israel, on January 23, 2013, at 4:00 p.m. (Israel time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and the proxy statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Unless the undersigned has noted otherwise, the undersigned certifies that:

1.
its holdings and its vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company's Special License No. 5-10439-2-95049; and

2.	it does NOT have a personal interest in the adoption of any of the Proposals.

(Continued and to be signed on the reverse side.)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

January 23, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	To reelect David Assia and Vered Levy-Ron as Outside Directors for a period of three years.	☐	☐	☐
	2.	To approve the compensation of the Outside Directors.	☐	☐	☐
	3.	To approve the grant of options to three of RRsat's other directors.	☐	☐	☐
	4.	To amend the terms of the finder's agreement with RRsat's director and former chief executive officer.	☐	☐	☐
	5.	To approve changes to the bonus compensation of RRsat's Vice President - Global Operations.	☐	☐	☐

Unless stated otherwise in the line below, I certify that (A) my holdings and my vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company's Special License No. 5-10439-2-95049; and (B) I do NOT have a personal interest in the adoption of any of the Proposals:

A proxy card will not be considered unless it is received by RRsat Global Communications Network Ltd. (the "Company") at its principal executive offices at RRsat Building, Negev Street, Airport City 70100, Israel, or at the offices of the Company's registrar and transfer agent, by January 22, 2013.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.